FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 9, 2016

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Earnings Release

For the quarter ended March 31, 2016

São Paulo, May 05, 2016 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended March 31, 2016. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

     Net Revenue of R$95.0 million in 9M16.

     Net Income of R$27.8 million in 9M16.

     Adjusted EBITDA of R$17.2 million in 9M16.

     Granting of licenses to operate another 36,000 hectares in Paraguay.

2	Release 2Q16

Message from Management

We closed 9M16 with Net Income of R$27.8 million, Adjusted EBITDA of R$17.2 million and Net Revenue of R$95.0 million, reflecting the period sale of 52,000 tons of grain (soybean and corn) and 745,000 tons of sugarcane, as well as the financial result, which came to R$57.8 million.

On the operating front, we began harvesting the 2015/16 soybean and corn crops. By the date of this release, harvesting was 74% complete in the Brazilian farms and 65% complete in the Paraguayan properties. Given the low level of rainfall during the crop development phase in the Bahia and Piauí farms, we had an impact of around 40% and 30% on soybean and corn yields, respectively. In Paraguay, however, soybean and corn yields are above expectations.

We also began harvesting the 2016 sugarcane crop, having harvested more than 67,000 tons by the end of April.

Also on the operating front, in order to mitigate weather risks and diversify the Company’s products, we will begin a cattle-raising project in Bahia, initially comprising breeding and fattening.

In regard to developing the properties, given the delicate macroeconomic scenario and the weather variations in the last two harvest years, we reduced the pace of new area clearance, since such areas are highly volatile and less productive. We are currently clearing approximately 6,000 hectares in Brazil and Paraguay, which will be planted in the next harvest year.

We obtained an environmental license from the Paraguay Department of the Environment to operate an area of approximately 36,000 hectares (total area of 71,000 hectares). In addition to representing a major achievement, this is the largest license ever obtained by the Company and will allow the development, over time, of the entire property.

The decline in grain productivity had a negative impact on the quarterly result. However, the year-to-date result remained positive, thanks to the excellent result of the sugarcane operations and the Company’s sound financial management. It is worth noting that we have a healthy balance sheet, which leaves us in a privileged position, enabling us to continue with our expansion and investment strategy.

3	Release 2Q16

Operating Performance

     Development of Area

We are currently in the process of transforming approximately 6,000 hectares in Brazil and Paraguay.

We have obtained an environmental license from the Paraguay Department of the Environment (SEAM) for an area of approximately 36,000 hectares (total area of 71,000 hectares). This license allows us to maintain the property’s development plan for the next ten years, clearing all the arable area.

     Property Portfolio

  On the date of this release, the Company’s property portfolio consisted of 253,342 hectares across five Brazilian states and Paraguay, as shown in the table below:

Farms		Location	Aquisition Date	Project	Total Area ha	Arable Area ha
1 Fazenda Jatobá	100%Owned	Barreiras/BA	Mar / 07	Grains and Cotton	31,606	23,680
2 Fazenda Alto Taquari	100%Owned	Alto Taquari/MT	Aug / 07	Sugarcane	5,395	3,666
3 Fazenda Araucária	100%Owned	Mineiros/GO	Apr / 07	Sugarcane	8,124	5,982
4 Fazenda Chaparral	100%Owned	Correntina/BA	Nov / 07	Grains and Cotton	37,182	26,498
5 Fazenda Nova Buriti	100%Owned	Januária/MG	Dec/ 07	Florest	24,211	19,004
6 Fazenda Preferência	100%Owned	Barreiras/BA	Sep / 08	Grains and Pasture	17,799	14,229
7 Fazenda Parceria II	Leasing	Ribeiro Gonçalves/PI	Nov / 13[1]	Grains	7,455	7,455
8 Fazenda Parceria III	Leasing	Alto Taquari/MT	May / 15[2]	Sugarcane	4,263	4,263
9 Cresca	50%Owned	Boquerón/Paraguai	Dec / 13[3]	Grains and Pasture	117,307	58,654
Total					253,342	163,431

1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests. involving up to 10,000 hectares.

2- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.

3- Total property area, BrasilAgro has a 50% equity interest in Cresca S.A.

     Agricultural Operations
           By the date of this release, we had concluded 70% of the harvest in the Brazilian grain farms.

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other	Total
Jatobá Farm		8,762	1,925		1,823	12,510
Alto Taquari Farm	3,190					3,190
Araucária Farm	4,020					4,020
Chaparral Farm		10,225			4,173	14,398
Preferência Farm				6,566		6,566
Partnership II Farm		4,967	2,472			7,439
Partnership III Farm	3,093					3,093
Cresca		7,200	3,298	2,253	1,242	13,993
Total 15/16	10,303	31,154	7,695	8,819	7,238	65,209

4	Release 2Q16

•        Grains

We planted 23,811 hectares of soybeans, 1,004 hectares of sorghum and are finalizing the planting of 4,397 hectares of corn at the Jatobá, Chaparral and Parceria II Farms.

We also have 4,992 hectares of cover crops in the Jatobá and Chaparral Farms.

In 3Q16, we began harvesting the 2015/16 soybean and corn crops. By the date of this release, we had concluded 76% of the soybean harvest and 40% of the corn harvest.

We expect a result below average on the farms of Piaui and Bahia, impact of the low level of rainfall in the months of November, December and February. The average yield of corn and soybean had a reduction in productivity of 40% and 30%, respectively.

The graphs below show the rainfall in the region:

•        Sugarcane

This month we began harvesting the sugarcane crop in the Alto Taquari Farm and had concluded 982 hectares by the date of this release.

•        Pasture

The Preferência Farm has 5,699 hectares of pasture, which are leased to third parties for cattle raising. We will begin a cattle-raising project in Bahia, initially comprising breeding and fattening.

5	Release 2Q16

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

     EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	3Q16	3Q15	Change	9M16	9M15	Change
Gross Profit	(12,511)	13,142	n.a.	9,520	22,568	-57.8%
Selling expenses	(285)	(311)	-8.4%	(1,180)	(682)	73.0%
General and administrative expenses	(6,221)	(5,641)	10.3%	(20,132)	(19,053)	5.7%
Other operating income/expenses, net	(413)	1,848	n.a.	772	(3,732)	n.a.
Depreciation and amortization	6,201	5,388	15.1%	12,194	12,006	1.6%
EBITDA	(13,229)	14,426	n.a.	1,174	11,107	-89.4%

Adjusted EBITDA (R$ thousand)	3Q16	3Q15	Change	9M16	9M15	Change
Gross Profit	(12,511)	13,142	n.a.	9,520	22,568	-57.8%
Elimination of gains on biological assets (grains and sugarcane planted)	18,676	(2,429)	n.a.	20,963	(5,880)	n.a.
Selling expenses	(554)	166	n.a.	(1,180)	(682)	73.0%
General and administrative expenses	(13,041)	(11,977)	8.9%	(20,132)	(19,053)	5.7%
Other operating income/expenses, net	857	(2,389)	n.a.	772	(3,732)	n.a.
Derivatives Results	120	356	-66.3%	(1,628)	2,575	n.a.
Adjusted Depreciations [1]	5,717	6,622	-13.7%	11,505	10,627	8.3%
EBITDA Cresca[2]	(1,957)	(2,018)	-3.0%	(2,633)	1,979	n.a.
Adjusted EBITDA	(2,692)	1,473	n.a.	17,188	8,402	104.6%

1- Adjusted Depreciation includes depreciation of harvested grains and sugarcane.

2- Considers 50% of Cresca’s EBITDA.

EBITDA is calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

6	Release 2Q16

Income Statement

    Net Revenue from the Sale of Agricultural Products

Net Revenue (R$ thousand)	3Q 16	3Q15	Change	9M16	9M15	Change
Total	6,848	21,287	-67.8%	94,967	93,250	1.8%
Soybean	209	19,060	-98.9%	18,765	38,676	-51.5%
Corn	1,146	29	3846.8%	11,145	12,246	-9.0%
Sugarcane	4,688	1,261	271.7%	61,736	38,876	58.8%
Leasing	202	374	-46.0%	1,050	804	30.6%
Services	153	364	-58.0%	471	625	-24.7%
Others	449	199	126.1%	1,799	2,022	-11.0%

Tons	3Q 16	3Q15	Change	9M16	9M15	Change
Total	2,397	21,618	-88.9%	797,505	672,552	18.6%
Soybean	262	21,618	-98.8%	18,614	43,797	-57.5%
Corn	2,124	-	n.a.	33,199	40,190	-17.4%
Sugarcane	-	-	n.a.	744,903	588,432	26.6%
Others	11	-	n.a.	790	132	n.a

In 3Q16, net revenue from sales totaled R$6.8 million, an increase of 67.8% over the same period in the previous year. This reduction was due to the decline in harvested grain volume as a result of the delay in planting due to the region’s climate conditions.

Soybean revenue decreased 51.5% in 9M16 compared to the previous year, from R$38.7 million, from the sale of 43,800 tons at R$883.07 per ton, to R$18.8 million, from the sale of 18,614 tons at R$1,008.12 per ton.

Corn revenue decreased 9.0% in 9M16 compared to the previous year, from R$12.2 million, from the sale of 40,200 tons at R$304.70 per ton, to R$11.1 million from the sale of 33,200 tons at R$335.70 per ton.

Sugarcane revenue increased by 58.8% in 9M16 compared to the previous year, from R$38.9 million, from the sale of 588,400 tons at R$66.07 per ton, to R$61.7 million from the sale of 745,000 tons at R$82.88 per ton. The increase in the per-ton sugarcane price was due to the 2% increase in the amount of TRS (total recoverable sugar) per ton harvested, from 138.46 kg/ton in 9M15, to 141.71 kg/ton in 9M16 and mainly to the 22% increase in the price of amount of TRS (total recoverable sugar) per kilo, from 0.49 R$/kg in 9M15, to 0.60 R$/kg in 9M16.

Leasing revenue in 9M16 totaling R$1.0 million came from the leasing to third parties of areas in the Preferência and Jatobá (terminated in July 2015), net of taxes and PIS and Cofins on inter-company leasing.

Revenue from services of R$471,000 in 9M16 came from an advisory services provision agreement related to the development of land owned by Cresca.

    Gains or Losses of Agricultural Products and Biological Assets

Biological Assets and Agricultural Products (R$ thousand)	Soybean 15/16	Corn(1) 15/16	Corn(2) 15/16	Sorghum 15/16	Sugarcane	Gain / Loss in 03/31/2016
Gain and loss on agricultural products	(1,978)	258	245	-	13,111	11,635
Gain and loss on biological assets	(17,689)	(466)	(255)	126	1,775	(16,510)
Change on biological assets fair value	(19,667)	(208)	(10)	126	14,885	(4,875)

7	Release 2Q16

Agrocultural Products (R$ thousand)	Soybean 15/16	Corn (2) 14/15	Corn (1) 15/16	Sugarcane	Gain / Loss in 03/31/16
Area (hectares)	2,627	1,787	560	8,440	13,414
Prodution (Tons)	5,296	7,127	3,072	791,185	n.a.
Productivity (Ton./ha)	2	4	5	94	n.a.
Fair value (R$)	5,174	1,947	1,671	54,227	63,019
Cost of Production (R$)	(7,152)	(1,702)	(1,413)	(41,117)	(51,384)
Gain and loss on agricultural products (R$)	(1,978)	245	258	13,111	11,635

(1) Crop
(2) Second Crop.

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Biological Assets and Agricultural Products (R$ thousand)	Soybean 15/16	Corn (1) 15/16	Corn (2) 14/15	Sorghum 15/16	Sugarcane	Gain / Loss in 03/31/16
Area (hectares) - estimate	22,607	3,967	-	-	32,127	58,700
Prodution (Tons) - estimate	27,180	15,913	-	-	2,690,021	n.a.
Productivity (Ton./ha) - estimate	1	4	-	-	84	n.a.
Fair Value (R$)	31,002	9,209	-	-	211,631	251,841
Cost of production (R$)	(48,691)	(9,675)	-	-	(207,527)	(265,893)
Reversal of previous adjustments (R$)	-	-	(255)	126	(3,029)	(3,158)
Gain and loss on biological assets (R$)	(17,689)	(466)	(255)	126	1,075	(17,210)

Biological assets correspond to agricultural products in formation (not yet harvested), measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

Since sugarcane crops consist of various harvest cycles, changes in the assumptions regarding these factors may affect the recognized fair value of the biological assets.

The table below shows the results of the sugarcane harvest:

Year ended in June 30,2015	Crop 2014	Crop 2015	Total
Net Revenues	38,876	14,049	52,925
Cost of sales	(37,378)	(15,421)	(52,799)
Gain (loss) of agriculture products	5,146	3,183	8,329
Profit	6,645	1,811	8,455

Tons harvest	588,432	241,771	830,204

Year ended in March 31.2016	Crop 2014	Crop 2015	Total
Net Revenues		61,736	61,736
Cost of sales		(51,043)	(51,043)
Gain (loss) of agriculture products		13,111	13,111
Profit	-	23,804	23,804

Tons harvest		791,185	791,185

8	Release 2Q16

    Impairment

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On March 31, 2016, the amount recognized corresponded to a reversal of R$593,000, due to the period increase in the market price of corn.

    Cost of Goods Sold

(R$ thousand)	3Q16	3Q15	Change	9M16	9M15	Change
Total of cost of goods sold	(3,099)	(20,483)	-84.9%	(81,165)	(90,886)	-10.7%
Soybean	(239)	(19,339)	-98.8%	(15,952)	(38,820)	-58.9%
Corn	(1,053)	-	n.a.	(9,982)	(11,030)	-9.5%
Sugarcane	38	61	-37.6%	(51,043)	(37,378)	36.6%
Leasing	(1,080)	(905)	19.3%	(2,809)	(2,793)	0.6%
Others	(765)	(299)	155.8%	(1,379)	(865)	59.5%

In 9M16, the cost of goods sold (COGS) came to R$81.2 million. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

In 9M16, total soybean COGS decreased by 58.9% year-over-year, from R$38.8 million, from the sale of 43,800 tons at R$886.36 per ton, to R$16.0 million from the sale of 18,614 tons at R$857.00 per ton.

Total corn COGS decreased by 9.5% in 9M16 over the previous year, from R$11.0 million, from the sale of 40,200 tons at R$274.45 per ton, to R$10.0 million from the sale of 33,200 tons at R$300.66 per ton.

Total sugarcane COGS increased by 36.6% in 9M16 over the previous year, from R$37.4 million, from the sale of 588,400 tons at R$63.52 per ton, to R$51.0 million from the sale of 745,000 tons at R$68.52 per ton.

    Selling Expenses

(R$ thousand)	3Q16	3Q 15	Change	9M16	9M15	Change
Selling expenses	(285)	(311)	-8.1%	(1,180)	(682)	73.0%
Freight	(78)	(153)	-49.3%	(103)	(348)	-70.4%
Storage and Processing	(149)	(332)	-55.1%	(976)	(1,046)	-6.7%
Others	(59)	174	n.a.	(101)	712	n.a.

In the nine months period ended on March 31, 2016, selling expenses totaled R$1.2 million, an increase of 73.0% over the previous year.

The variation in other selling expenses is mainly related to the reversal of the provision of soybean sales onerous contracts recorded in 9M15, amounting to R$579,000.

9	Release 2Q16

    General and Administrative Expenses

(R$ thousand)	3Q16	3Q 15	Change	9M16	9M15	Change
General and administrative expenses	(6,221)	(5,641)	10.3%	(20,132)	(19,053)	5.7%
Depreciations and amortizations	(173)	(326)	-46.9%	(582)	(997)	-41.6%
Personnel expenses	(3,837)	(3,796)	1.1%	(12,858)	(11,551)	11.3%
Expenses with services provider	(946)	(617)	53.3%	(2,318)	(3,071)	-24.5%
Leases and Rents	(194)	(170)	14.1%	(558)	(531)	5.1%
Others expenses	(1,071)	(732)	46.3%	(3,816)	(2,903)	31.5%

In 9M16, general and administrative expenses increased 5.7% over the same period in the previous year, from R$19.0 million to R$20.1 million.

The increase of 11.3% in personnel expenses resulted from the payment of the difference between actual bonus payments and the amount provisioned and higher expenses with health care, which was adjusted in October 2015.

The reduction of 24.5% in expenses from services provided was mainly due to the renegotiation of service provision contracts.

Other expenses primarily refer to expenses with travel, telephone, building maintenance and systems, among others. The 31.5% increase in 9M16 over 9M15 was mainly due to ITR (rural property tax) and expenses with the leasing of servers, now located in the cloud, partially offset by reduced depreciation and amortization. In addition, in 9M15 there was a reversal of R$0.5 million related to the termination of the leasing agreement for the Parceria I Farm, in Bahia.

    Other Operating Income / Expenses

(R$ thousand)	3Q16	3Q15	Change	9M16	9M15	Change
Other operating income/expenses	(413)	1,848	n.a.	772	(3,732)	n.a.
Gain/Loss on sale of fixed assets	(55)	5	n.a.	44	(1,054)	n.a.
Provisions for lawsuits	(367)	2,045	n.a.	(1,540)	(588)	161.9%
Alto Taquari Farm	-	(1,240)	(1)	2,277	(1,240)	n.a.
Others	9	1,039	(1)	(9)	(850)	-98.9%

In 9M16, we recognized other operating income of R$772,000 mainly referring to the discount obtained in the balance payable of the Alto Taquari Farm, totaling R$2.3 million, and R$1.5 million, related to the provision for judicial proceedings corresponding to the provision of INSS on the payment of fees to the foreign members of the Board of Directors.

In 9M15, we recorded other operating expenses of R$3.7 million, mainly due to: (i) the rescission of the agricultural partnership contract in Bahia (terminated in June 2014); (ii) the partial write-off of intangible assets from the sale of 24,624 hectares related to the Cresca land exploration rights contract; and (iii) the provision for losses on compensatory corporate income tax credits related to calendar year 2009.

10	Release 2Q16

    Financial Result

(R$ thousand)	3Q16	3Q 15	Change	9M16	9M15	Change
Interest (i)	(717)	(1,642)	-56.3%	(1,873)	(6,154)	-69.6%
Monetary variations (ii)	(647)	(1,133)	-42.9%	(2,521)	(2,919)	-13.6%
Foreign exchange variations on liabilities (iii)	(5,299)	5,298	n.a.	5,833	7,667	-23.9%
Unwind of present value adjustment (iv)	(445)	10,636	n.a.	4,152	16,198	-74.4%
Results with derivatives (v)	(8,083)	(734)	n.a.	28,720	9,949	188.7%
Other financial income / expenses (vi)	8,293	1,335	521.2%	23,474	5,026	367.1%
Total	(6,898)	13,760	n.a.	57,785	29,767	94.1%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Alto Taquari and Nova Buriti Farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and Cresca’s receivables, (iv) the present value of Cremaq, Araucária and São Pedro Farms’ sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

Monetary variations refer to the amount payable for the acquisition of the Nova Buriti Farm, which is adjusted by the IGPM general market price index.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions with offshore brokerage houses and Cresca’s receivables. The variation between in the period of 9M16 and 9M15 was due to depreciation of the dollar.

The reduction in the gain (loss) line was mainly due to the impact of the adjustment to fair value of receivables from farms denominated in soybean.

The derivatives result mainly reflects the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 9M16 the result of derivative transactions was R$28.7 million, R$18.1 million operations and R$10.5 million unrealized operations.

    Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

•      Estimated gross margin based on the current price scenario.

•      Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•      Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•      Comparison between current estimates and the Company’s budget.

•      Comparison of the estimated gross margin and the historical average.

11	Release 2Q16

•      Market expectations and trends.

•      Tax aspects.

Hedge Position on April 29, 2016.

	Soybean			FX
Crop	Volume[1]	%de hedge[2]	Price (USD/bu.)	Volume ('000)	%de hedge[3]	BRL/USD
15/16	26,623 ton	97.00%	9.56	U$ 9,136	93.37%	4.08

1- Net production volume estimated + receivables from farm sales.
2- Percentage of volume in tons of soybean locked in.
3- Percentage of expected revenue in USD.

12	Release 2Q16

Balance Sheet

    Cash and Cash Equivalents

Cash and Cash equivalents	03/31/2016	06/30/2015	Change
Cash and Cash equivalents	90,922	75,620	20.2%
Cash and Banks	7,450	12,560	-40.7%
Repurchase agreements	58,315	26,302	121.7%
Bank deposit certificates	25,157	36,758	-31.6%
Markable securities	90,047	273,258	-67.0%
Not exclusive investment funds quotas	-	69,300	-100.0%
Restricted financial investments	49,205	203,958	-75.9%
Other financial instruments	40,842	-	n.a.
Total	180,969	348,878	-48.1%

The Company ended the period with a cash position of R$180.9 million, decrease 48.1% compared to June 30, 2015. This reduction is mainly due to the payment of R$80.6 million in dividends, the payment of the Alto Taquari Farm totaling R$27.4 million, the amortization of loans and financing amounting to R$52.0 million and tax payment totaling R$17.9 million.

Part of the cash is invested in investments in the exclusive FIM GUARDIAN investment fund, managed since February of this year by Banco Santander.

    Indebtedness

The table below shows our short and long-term loans and financing position on June 30, 2015 and March 31, 2016.

Loans and Financing (R$ thousand)	Expiration (Position in 03/31/2016)	Annual Interest Tax - %	03/31/2015	09/30/2014	Change
Short term
Financiamento de Custeio Agrícola	Aug-16	8,75 to 12,35	36,630	25,595	43.1%
Financiamento Projeto Bahia	Mar-17	TJLP + 3,45 e 4,45 / SELIC + 3,45 / Pre 4,00 to 8,50	13,866	9,469	46.4%
Capital de Giro	Sep-15	1,6905 + Var, Cambial / CDI 83,48	-	9,898	-100.0%
Financiamento de Máquinas e Equipamentos	Nov-16	TJLP + 5,50 à 8,70	288	943	-69.5%
Financiamento de cana-de-açúcar	Feb - 17	TJLP + 3,00 à 4,00	251	1,620	-84.5%
Arrendamento Financeiro Canavial - Parceria III	Nov - 16	6.92%	3,202	3,375	-5.1%
			54,237	50,900	6.6%
Long term
Financiamento de cana	Feb - 20	TJLP + 3,00 to 4,40	1,478	1,716	-13.9%
Financiamento de Máquinas e Equipamentos	Nov-16	TJLP + 5,50 to 8,70	-	113	-100.0%
Financiamento Projeto Bahia	Oct-20	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to 8,50	44,419	53,149	-16.4%
Arrendamento Financeiro Canavial - Parceria III	Nov-18	6.92%	2,620	4,201	-37.6%
			48,517	59,179	-18.0%
Total			102,754	110,079	-6.7%

The bulk of the Company’s debt is denominated in Reais and its characteristics and conditions are defined in agreements with government development banks, which transfer the loans either directly or indirectly.

On June 30, 2015 and March 31, 2016, the balance of loans and financing was R$110.0 million and R$102.7 million, respectively. The reduction is due to amortizations totaling R$52.0 million.

13	Release 2Q16

Disbursements in 3Q16 totaled R$921.000 in financing for the Silo of the Chaparral Farm and R$33.6 million for the crops funding of Jatobá and Chaparral Farms, in Bahia

On September 17, 2015 the title deed of the Alto Taquari Farm was executed, triggering full payment of the property on the same date. On March 31, 2016, the balance of accounts payable on acquisitions was R$21.6 million and refer to the amount payable for the acquisition of the Nova Buriti Farm, which is adjusted by the IGPM general market price index.

Acquisitions payable (R$ thousand)	03/31/2016	06/30/2015	Change
Alto Taquari Farm	-	29.023	-100,0%
Nova Buriti Farm	21.636	19.817	9,2%
Total	21.636	48.840	-55,7%

    Properties for Investment

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment
Initial Balance	202,447	13,084	61,745	11,071	288,347
In June 30, 2015
Acquisitions	2,060	31	356	4,848	7,295
Reductions	-	-	-	(12)	(12)
(-) Depreciation/ Amortization	-	(536)	(7,896)	-	(8,432)
In March 31, 2015	204,507	12,579	54,205	15,907	287,198

On March 31, 2016, we recorded R$2.0 million in property values related to expenses and tax payments with the transfer of the title deed of the Alto Taquari Farm and expenses with environmental licenses and R$4.8 million in ongoing construction work, which are expenses, with opening area and construction of the silo in Bahia.

Cresca will be booked as a joint venture and therefore recognized as an investment and its result as equity income.

14	Release 2Q16

    CAPEX – Opening Area

The table below shows the breakdown of investments made in our properties:

(R$ thousand)	3Q 16	3Q15	Change	9M16	9M15	Change
Maintenance	375	283	32.4%	1,115	2,689	-58.5%
Opening	895	1,010	-11.4%	1,490	14,195	-89.5%
Total	1,270	1,293	-1.8%	2,605	16,884	-84.6%

Given the high volatility of producing in new areas, together with the reduction in the operating margin, we reduced the pace of area clearance, shown by the decline in CAPEX from R$16.8 million in 9M15 to R$2.6 million in 9M16.

    Depreciation – Opening Area

The table below shows the breakdown of the depreciation of opening area:

(R$ thousand)	3Q16	3Q15	Change	9M16	9M15	Change
Maintenance	(493)	(540)	-8.7%	(1,504)	(1,634)	-8.0%
Opening	(2,133)	(2,687)	-20.6%	(6,393)	(7,836)	-18.4%
Total	(2,627)	(3,227)	-18.6%	(7,897)	(9,470)	-16.6%

15	Release 2Q16

Cresca S.A. - Paraguay

     Operating Performance

Cresca has a total area of 117,307 hectares, 58,654 of which arable. BrasilAgro retains a 50% share of Cresca’s capital and is responsible for all the operational management of the property through a Management Fee contract.

•        Grains

We planted 7,200 hectares of soybean, and during 3Q16 started harvesting. By the date of this release, we had concluded 46% of the harvest.

We also planted 3,298 hectares of corn and 1,242 hectares of cover crops.

•         Cattle

We began the year with 1,697 head of cattle, distributed through 1,070 hectares of active pasture. Today, we have an area of 2,253 hectares and 1,683 head of cattle.

16	Release 2Q16

     Financial Performance

Financial Statements - R$ thousand	9M16	9M15
Revenues from grains	3,897	3,166
Revenues from ca©lesale	4,529	1,064
Sale of inputs	127	56
Revenues from farm sale	31	32,892
Net Sales Revenue	8,584	37,178
Change in fair value of biological assets and agricultural products	14,551	9,505
Impairment	658	(111)
Net Revenue	23,793	46,572
Cost of agricultural products sale	(10,205)	(6,922)
Cost of production of grains	(14,055)	(8,406)
Cost of farm sale	(17)	(21,241)
Others	(107)	(74)
Gross Profit (loss)	(591)	9,929
Selling expenses	(959)	(1,222)
General and administrative expenses	(1,890)	(2,361)
Depreciations and amortizations	75	(49)
Personnel expenses	(1,031)	(1,161)
Expenses with services provider[1]	(831)	(1,045)
Leases and Rents	(67)	(54)
Others expenses	(36)	(52)
Other operating income/expenses, net	(29)	(6)
Financial result	(6,298)	(7,827)
Financial income	(278)	147
Interest on assets	1,742	1,176
Foreign exchange variations on liabilities	(2,020)	(1,029)
Financial expenses	(6,020)	(7,974)
Interest on liabilities	(6,020)	(7,974)
Profit (loss) before income and social contribution taxes	(9,767)	(1,487)
Income and social contribution taxes	-	(1,032)
Profit (loss) for the period	(9,767)	(2,519)
BrasilAgro Interest	50%	50%
BrasilAgro results	(4,884)	(1,259)
Write-off of Company’s fair value due to disposal of farm in Cresca	-	(3,437)
Amortization of fair value adjustment on the acquisition date (shareholder’s loans)	337	226
BrasilAgro results - Equity pick up	(4,547)	(4,471)

17	Release 2Q16

		March 31
Balance Sheet (R$ thousand)	Cresca	Write - Off	BrasilAgro
Assets
Current assets
Cash and Cash equivalents	486	-	486
Trade accounts receivable	17,466	-	17,466
Inventories	2,832	-	2,832
Biologial assets	15,299	-	15,299
Recoverable taxes	-	-	-
Derivative financial instruments	-	243	243
Other assets	4,609	-	4,609
	40,692	243	40,935

Non-current assets
Trade accounts receivable	-	-	-
Investment properties	191,803	96,427	288,231
Property, plant and euipment	1,293	-	1,293
Intagible assets	-	-	-
	193,096	96,427	289,524

Total assets	233,788	96,670	330,459
Liabilities and Equity
Current liabilities
Trade accounts payable	8,891	-	9,981
Loans and financing	-	-	-
Labor obligations	288	-	288
Accounts payable for acquisitions	-	-
Transactions with related parties	1,282	-	1,282
	10,461	-	11,551

Non-current liabilities
Taxes payable	-	6,836	6,836
Transactions with related parties	92,249	791	93,040
Provision for legal claims	-	-	-
	92,249	7,627	99,876

Total equity	131,077	89,043	220,120
Total liabilities and equity	233,787	96,670	331,547
BrasilAgro Interest			50%
BrasilAgro Investment			110,060

The Company records as an investment its 50% interest in Cresca S.A. totaling R$110.0 million.

18	Release 2Q16

Capital Market

     Share Performance

On May 05, 2016, BrasilAgro’s shares (AGRO3) were quoted at R$11.94, giving a market cap of R$695.2 million, while its ADRs (LND) were quoted at US$3.40.

19	Release 2Q16

Definitions

2013/2014 Harvest year – fiscal year begun on July 1, 2013 and ended June 30, 2014.

3Q15 – quarter ended March 31, 2015.

2014/2015 Harvest year – fiscal year begun in July 1, 2014 and ended June 30, 2015.

3Q16 – quarter ended March 31, 2016.

2015/2016 Harvest year – fiscal year begun on July 1, 2015 and ending June 30, 2016.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

20	Release 2Q16

Income Statement

(R$ thousand)	3Q16	3Q 15	Change	9M16	9M15	Change
Revenues from grains	1,520	19,664	-92.3%	32,091	53,949	-40.5%
Revenues from sugarcane	4,730	1,312	260.5%	63,454	40,156	58.0%
Revenues from leasing	311	989	-68.6%	1,856	1,946	-4.6%
Revenues from farm sale	-	550		-	550
Other revenues	818	753	8.6%	3,197	3,479	-8.1%
Deductions from gross revenue	(531)	(1,430)	-62.9%	(5,631)	(6,280)	-10.3%
Net SalesRevenue	6,848	21,838	-68.6%	94,967	93,800	1.2%
Change in fair value of biological assets and agricultural products	(16,083)	11,897	n.a.	(4,875)	21,542	n.a.
Impairment	(177)	(1)	17600.0%	593	(1,779)	n.a.
Net Revenue	(9,412)	33,734	n.a.	90,685	113,563	-20.1%
Cost of agricultural products sale	(3,099)	(20,483)	-84.9%	(81,165)	(90,886)	-10.7%
Cost of farm sale	-	(109)	-100.0%	-	(109)	-100.0%
GrossProfit	(12,511)	13,142	n.a.	9,520	22,568	-57.8%
Selling expenses	(285)	(311)	-8.4%	(1,180)	(682)	73.0%
General and administrative expenses	(6,221)	(5,641)	10.3%	(20,132)	(19,053)	5.7%
Depreciations and amortizations	(173)	(326)	-46.9%	(582)	(997)	-41.6%
Personnel expenses	(3,837)	(3,796)	1.1%	(12,858)	(11,551)	11.3%
Expenses with services provider	(946)	(617)	53.3%	(2,318)	(3,071)	-24.5%
Leases and Rents	(194)	(170)	14.1%	(558)	(531)	5.1%
Others expenses	(1,071)	(732)	46.3%	(3,816)	(2,903)	31.5%
O ther operating income/expenses, net	(413)	1,848	n.a.	772	(3,732)	n.a.
		1,848
Financial result	(6,898)	13,760	n.a.	57,785	29,767	94.1%
Financial income	48,839	40,548	20.4%	148,620	91,191	63.0%
Interest on Financial Investments	12,428	1,432	767.9%	33,126	6,506	409.2%
Interest on assets	1,451	1,057	37.3%	4,012	3,608	11.2%
Foreign exchange variations on liabilities	(2,493)	7,700	n.a.	13,003	14,461	-10.1%
Unwind of present value adjustment	4,044	15,814	-74.4%	14,305	35,977	-60.2%
Realized results with derivatives	18,700	367	4995.4%	57,416	10,556	443.9%
Unrealized results with derivatives	14,709	14,178	3.7%	26,758	20,083	33.2%
Financial expenses	(55,737)	(26,788)	108.1%	(90,835)	(61,424)	47.9%
Expanses on Financial Investments	(3,923)	-	n.a.	(9,030)	-	n.a.
Bank charges	(212)	(97)	118.6%	(622)	(1,480)	-58.0%
Interest on liabilities	(2,168)	(2,699)	-19.7%	(5,885)	(9,762)	-39.7%
Monetary variations	(647)	(1,133)	-42.9%	(2,521)	(2,919)	-13.6%
Foreign exchange variations on liabilities	(2,806)	(2,402)	16.8%	(7,170)	(6,794)	5.5%
Unwind of present value adjustment	(4,489)	(5,178)	-13.3%	(10,153)	(19,779)	-48.7%
Realized results with derivatives	(33,344)	(4,923)	577.3%	(39,283)	(5,764)	581.5%
Unrealized results with derivatives	(8,148)	(10,356)	-21.3%	(16,171)	(14,926)	8.3%

Equity pick up	(609)	(2,390)	-74.5%	(4,547)	(4,472)	1.7%
Profit (loss) before income and social contribution taxes	(26,937)	20,408	n.a.	42,218	24,396	73.1%
Income and social contribution taxes	8,977	(4,288)	n.a.	(14,375)	(5,514)	160.7%
Profit (loss) for the period	(17,960)	16,120	n.a.	27,843	18,882	47.5%
O utstanding sharesat the end of the period	58,226,600	58,422,400		58,226,600	58,422,400
Basic earnings(loss) per share - R$	(0.31)	0.28	n.a.	0.48	0.32	48.0%

21	Release 2Q16

Balance Sheet - Assets

Assets(R$ thousand)	3/31/2016	06/30/2015	Change
Current assets
Cash and Cash equivalents	90,922	75,620	20.2%
Markable securities	90,047	273,258	-67.0%
Trade accounts receivable	30,356	46,028	-34.0%
Inventories	22,431	32,225	-30.4%
Biologial assets	29,624	1,624	1724.1%
Recoverable taxes	5,185	5,412	-4.2%
Derivative financial instruments	27,985	13,498	107.3%
Transactions with related parties	1,035	856	20.9%
Other assets	1,692	316	435.4%
	299,277	448,837	-33.3%
Non-current assets
Biological assets	38,419	29,245	31.4%
Markable securities	11,949	1,468	714.0%
Recoverable taxes	27,450	24,602	11.6%
Diferred taxes	42,200	43,137	-2.2%
Derivative financial instruments	8	408	-98.0%
Trade accounts receivable	13,302	22,802	-41.7%
Investment properties	287,198	288,347	-0.4%
Transactions with related parties	47,724	39,060	22.2%
Other assets	6,271	5,811	7.9%
Investments in unquoted equity instruments	110,060	99,729	10.4%
Property, plant and euipment	8,980	10,602	-15.3%
Intagible assets	3,816	3,792	0.6%
	597,377	569,003	5.0%

Total assets	896,654	1,017,840	-11.9%

22	Release 2Q16

Balance Sheet - Liabilities

Liabilities(R$ thousand)	3/31/2016	6/30/2015	Change
Current liabilities
Trade accounts payable	10,694	5,545	92.9%
Loans and financing	54,237	50,900	6.6%
Labor obligations	5,303	11,215	-52.7%
Taxes payable	3,990	23,377	-82.9%
Dividends payable	88	40,358	-99.8%
Derivative financial instruments	3,410	5,655	-39.7%
Accounts payable for acquisitions	21,636	48,840	-55.7%
Transactions with related parties	532	480	10.8%
Advances from customers	2,189	8,147	-73.1%
Other liabilities	6,078	4,504	34.9%
	108,157	199,021	-45.7%
Non-current liabilities
Loans and financing	48,517	59,179	-18.0%
Taxes payable	891	1,508	-40.9%
Derivative financial instruments	113	1,670	-93.2%
Provision for legal claims	5,224	3,684	41.8%
Other liabilities	397	672	-40.9%
	55,142	66,713	-17.3%
Total liabilities	163,299	265,734	-38.5%
Equity
Capital	584,224	584,224	0.0%
Capital reserves	1,771	2,349	-24.6%
Treasury shares	(20,785)	(224)	9179.0%
Profits reserves	89,156	89,156	0.0%
Proposed additional dividends	-	40,333	-100.0%
Equity variation adjustment	51,146	36,268	41.0%
Accumulated losses	27,843	-	n.a.
Total equity	733,355	752,106	-2.5%

Total liabilitiesand equity	896,654	1,017,840	-11.9%

23	Release 2Q16

Cash Flow

(R$ thousand)	9M16	9M15	Change
Profit (loss) for the period	27,843	18,882	47.5%
Adjustmentsto reconcile net income
Depreciation and amortization	12,194	12,006	1.6%
Farm sale gain	-	(441)	-100.0%
Grantingof stock options	-	82	-100.0%
Residual value of fixed assets	189	1,543	-87.8%
W rite - off of capitalized cost in investment properties	12	526	-97.7%
Equity Pickup	4,547	4,472	1.7%
Gain (loss) unrealized results with derivatives	(10,587)	(5,157)	105.3%
Exchange rate, monetary and financial charges unrealized	(25,535)	(5,087)	402.0%
(Gain) on remeasurement of receivables from sale of farms	(4,152)	(16,198)	-74.4%
Income and social contribution taxes	937	3,906	-76.0%
Fair value of biological assets and agricultural products and depletion of harvest	4,875	(21,542)	n.a.
Reversal of impairment of agricultural products after harvest	(593)	1,779	n.a.
Allowance for doubtful accounts	59	256	-77.0%
Onerous contracts	-	(579)	-100.0%
Provisions for lawsuits	1,540	608	153.3%
Discount on payment of Alto Taquari farm	(2,277)	-	n.a.
	9,052	(4,944)	n.a.
Change in operating working capital
Trade accounts receivable	17,164	8,362	105.3%
Inventories	14,997	22,184	-32.4%
Biological Assets	(48,004)	(47,917)	0.2%
Recoverable Taxes	(5,005)	1,583	n.a.
Derivative Transactions	(5,784)	26,187	n.a.
Other assets	(1,723)	(737)	133.8%
Suppliers	5,140	(358)	n.a.
Related parties	(565)	(36,253)	-98.4%
Taxes payable	(10,672)	(248)	4203.2%
Paid income tax and social contribution	(9,332)	165	n.a.
Labor obligations	(5,912)	(2,902)	103.7%
Advance from customers	(5,380)	(13,278)	-59.5%
Other obligations	548	(137)	n.a.
Net Cash generated by (used in) operating activities	(45,476)	(48,293)	-5.8%
CASH FLOW OF INVESTMENT ACT IVITIES
Additions to immobilized and intangible	(1,007)	(1,306)	-22.9%
Additions to property for investments	(7,296)	(27,062)	-73.0%
Redemption of (investment in) marketable securities	199,719	25,390	686.6%
Increase in investments and participations	-	(25,902)	-100.0%
Amount received from the sale of farm	12,593	18,255	-31.0%
Net cash (invested in) operating activities	204,009	(10,625)	n.a.
CASH FLOW OF FINANCING ACTIVITIES
Payment of farm purchase	(27,395)	-	n.a.
Loans and financing	37,940	80,662	-53.0%
Interest from Loans and Financing	(5,237)	(7,642)	-31.5%
Payment of loans and financing	(46,797)	(66,183)	-29.3%
Treasury shares	(23,235)	-	n.a.
Receivables from exercise of stock options	2,096	-	n.a.
Dividends paid	(80,603)	-	n.a.
Generated (provided) net cash by financing activities	(143,231)	6,837	n.a.
Increase (decrease) in cash and cash equivalents	15,302	(52,081)	n.a.
Cash and cash equivalents at the beginningof the year	75,620	86,745	-12.8%
Cash and cash equivalents at the end of the year	90,922	34,664	162.3%
	15,302	(52,081)	n.a.

24	Release 2Q16

Weights and Measures used in Agriculture

Pesos e medidas usados na agricultura
1 tonelada	1.000 kg
1 kg	2,20462 libras
1 libra	0,45359 kg
1 acre	0,40469 hectares
1 acre	0,1840 alqueire
1 hectare (ha)	2,47105 acres
1 hectare (ha)	10.000 m²
1 alqueire	5,4363 acres
Soja
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha
1,00 US$/bushel	2,3621 US$/saca
Milho
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha
1,00 US$/bushel	2,3621 US$/saca
Algodão
1 fardo	480 libras	217,72 kg
1 arroba	14,68 kg
Cana-de-açucar
ATR - Açucar Total Recuperável

25	Release 2Q16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2016.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: May 9, 2016.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer